ACT ICA
SECTION 12(d)(3), 17(a)
RULE 17(d)
PUBLIC AVAILABILITY Dec. 3, 2007

DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 3, 2007

Sean Graber, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

Re: SEI Liquid Asset Trust—Prime Obligation Fund (File No. 811-03231)

Dear Mr. Graber:

Your letter of December 3, 2007 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 12(d)(3),[1] 17(a)(1)[2] and 17(d)[3] of the Investment Company Act of 1940 (the "Act") if SEI Liquid Asset Trust Prime Obligation Fund (the "Fund") and SEI Investments Company (the "Affiliate"), enter into the arrangement summarized below and more fully described in the letter. The Affiliate's operations include subsidiaries that act as broker-dealers and investment advisers registered with the Commission. SEI Investments Management Corporation ("SIMC"), which is a direct, wholly-owned subsidiary of the Affiliate, is the Fund's investment adviser.

The Fund is registered with the Commission under the Act as an open-end management investment company. The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio

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1 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

2 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

3 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

securities as permitted by rule 2a-7 under the Act. You state that the Fund holds notes (the "Notes") issued by several issuers identified in a schedule to the Capital Support Agreement (the "Agreement"), a form of which was provided to the staff. You also state that one or more of the issuers of the Notes has defaulted under the terms of its Notes due to its failure to comply with certain financial requirements. You represent that the Board of Trustees of the Fund (the "Board"), including a majority of the trustees who are not "interested persons" as that term is defined in section 2(a)(19) of the Act, has determined that, due to the unfavorable general market conditions, it is currently not in the best interests of the Fund to sell the Notes issued by these issuers.

You state that in light of the current market conditions for, and the continuing asset deterioration of, notes and other securities issued by the issuers identified in the Agreement, the Fund and the Affiliate seek to enter into the Agreement to prevent any losses realized upon the ultimate disposition of the Notes from causing the Fund's market based net asset value ("NAV") per share to fall below a minimum permissible NAV specified in the Agreement. You represent that: (i) the Agreement would be entered into at no cost to the Fund; (ii) generally upon the sale or other disposition of a Note, the Agreement would obligate the Affiliate to make a cash contribution to the Fund (up to a maximum amount specified in the Agreement) sufficient to restore the Fund's NAV to the minimum permissible NAV; and (iii) the Affiliate would not obtain any shares or other consideration from the Fund for its contribution.

You state that the Affiliate's obligations under the Agreement would be guaranteed in the form of a letter of credit ("Letter of Credit") for the benefit of the Fund issued at the expense of the Affiliate by a bank with the highest short-term credit rating. You also represent that: (i) the Fund would draw on the Letter of Credit in the event that the Affiliate fails to make a cash contribution when due under the Agreement; (ii) if the Agreement is deemed to be a security within the meaning of Section 2(a)(36) of the Act, it would be an Eligible Security as defined in rule 2a-7 because the Letter of Credit is the equivalent of a Guarantee that is a First Tier Security, as those terms are defined in rule 2a-7, with respect to the Agreement; (iii) SIMC, in accordance with rule 2a-7(c)(3)(i), has determined that the Letter of Credit presents minimal credit risks to the Fund; and (iv) the Agreement would terminate following a change in the Letter of Credit issuer's short-term credit ratings as specified in the Agreement, unless the Affiliate puts in place a substitute arrangement that is a First Tier Security within 15 calendar days after such occurrence, and the Letter of Credit issuer's ratings qualify as Second Tier Securities, as defined in rule 2a-7, during the 15 calendar day period.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 12(d)(3), 17(a)(1) and 17(d) of the Act if the Fund and the Affiliate enter into the arrangement summarized above and more fully described in your letter. You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[4]

Very truly yours,

Dalia Osman Blass
Senior Counsel

[4] "The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter." Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter or in similar letters recently issued by the staff (*see* STI Classic Funds (Oct. 26, 2007); SEI Daily Income Trust—Prime Obligation Fund (Nov. 8, 2007); SEI Daily Income Trust—Money Market Fund (Nov. 9, 2007)) applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Sean Graber
215.963.5598
sgraber@morganlewis.com

December 3, 2007

**Investment Company Act of 1940—
Sections 12(d)(3), 17(a)(1), and 17(d)**

Mr. Robert E. Plaze
Associate Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: SEI Liquid Asset Trust – Prime Obligation Fund

Dear Mr. Plaze:

We are writing on behalf of SEI Investments Company (the "Affiliate"), an affiliated person of SEI Liquid Asset Trust Prime Obligation Fund (the "Fund"). We seek assurance from the staff of the Division of Investment Management ("Division") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Sections 12(d)(3), 17(a)(1) or 17(d) of the Investment Company Act of 1940 ("1940 Act"), or the rules thereunder, if the Fund and the Affiliate enter into the arrangement described below.

The Fund is registered with the Commission under the 1940 Act as an open-end management investment company. The Fund, as a money market fund, seeks to maintain a stable net asset value per share of $1.00, and uses the amortized cost method of valuation in valuing its portfolio securities. SEI Investments Management Corporation ("SIMC"), which is a direct, wholly-owned subsidiary of the Affiliate, is the Fund's investment adviser. Columbia Management Advisors, LLC, a subsidiary of Bank of America Corporation, is the sub-adviser to the Fund.

The Fund holds Notes (collectively, the "Notes") issued by each of the issuers identified on Schedule A of the Agreement (defined below) (each, an "Issuer"). In particular, one or more of the Issuers has defaulted under the terms of their Notes due to their failure to comply with certain financial requirements. In accordance with Rule 2a-7(c)(6)(ii), the Fund's board of trustees (the "Board"), including a majority of the trustees who are not "interested persons" as that term is defined in Section 2(a)(19) of the 1940 Act ("Independent Directors"), has determined that, due to unfavorable general market conditions, it currently is not in the interest of the Fund to sell the Notes of those Issuers that have defaulted under the terms of their Notes. In light of the current market conditions for, and the continuing asset deterioration of, notes and other securities issued by the Issuers, the Fund proposes to enter into the Agreement (defined below).

To limit the potential losses that the Fund may incur upon the ultimate disposition of the Notes, the Affiliate proposes to enter into a Capital Support Agreement (the "Agreement"), at no cost to the Fund, that would prevent any losses realized on the Notes (collectively with any notes received in exchange for the Notes that do not qualify as "Eligible Securities" under Rule 2a-7, "Eligible Notes") from causing the Fund's market based net asset value per share ("NAV") to fall below the Minimum Permissible NAV specified in the Agreement. Generally, upon a sale or other ultimate disposition of an Eligible Note, the Agreement would obligate the Affiliate to make a cash contribution to the Fund (up to the maximum amount specified in the Agreement) sufficient to restore the Fund's NAV to the Minimum Permissible NAV. The Affiliate would not obtain any shares or other consideration from the Fund for its contribution; and the Fund would agree to retain the contribution and not to include it in any dividends or distributions. The Affiliate's obligations under the Agreement would be guaranteed in the form of a Letter of Credit issued at the expense of the Affiliate by a bank having a First Tier credit rating for the benefit of the Fund (the "Letter of Credit Provider"). The Fund would draw on the Letter of Credit in the event that the Affiliate fails to make a cash contribution when due under the Agreement.[1]

The Agreement will be in the form that we have provided to you. Any securities received in exchange for the Notes that qualify as Eligible Securities under Rule 2a-7 (or any Notes that qualify again as Eligible Securities) will not be subject to the Agreement. The Fund will sell the Eligible Notes (i) promptly following any change in the Letter of Credit Provider's short term credit ratings such that the Letter of Credit Provider's obligations no longer qualify as First Tier Securities as defined in paragraph (a)(12) of Rule 2a-7, or (ii) on the business day immediately prior to December 2, 2008; provided that, the Fund shall not be required to complete any such sale if the amount the Fund expects to receive would not result in the payment of a Capital Contribution, or, with respect to an event described in (i) above, if the Affiliate substitutes an obligation or credit support that satisfies the requirement of a First Tier Security within fifteen (15) calendar days from the occurrence of such event and, during such 15 day period, the Letter of Credit Provider's obligations continue to qualify as Second Tier Securities under paragraph (a)(22) of Rule 2a-7. The Agreement shall terminate upon the occurrence of any change in the Letter of Credit Provider's short-term credit ratings such that the Letter of Credit Provider's obligations no longer qualify as First Tier Securities as defined in paragraph (a)(12) of Rule 2a-7, unless the Affiliate satisfies the terms of the agreement permitting arrangements for a substitute obligation or credit support within 15 days. Termination of the Agreement shall not relieve (i) the Fund of its obligation to sell the Eligible Notes, to the extent that such a sale is required by the Agreement; or (ii) the Affiliate of its obligation to make a Capital Contribution to the Fund following such a sale, to the extent that such sale would give rise to a Contribution Event.

The Affiliate is an "affiliated person" or an "affiliated person of an affiliated person" of the Fund under Section 2(a)(3) of the 1940 Act because it is the parent company of the investment adviser to the Fund. The issuance of the Agreement to the Fund may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company. The proposed arrangement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to

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1 We note that the Agreement may be deemed to be a "security" within the meaning of Section 2(a)(36) of the 1940 Act. If deemed to be a security, we believe that the Agreement would be an "Eligible Security" based on the conclusion that the Letter of Credit is the equivalent of a "Guarantee" that is a "First Tier Security" with respect to the Agreement, as such terms are defined under Rule 2a-7 under the 1940 Act. Further, SIMC has determined that the Letter of Credit presents minimal credit risks in accordance with Rule 2a-7(c)(3)(i).

effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission.

The Affiliate's operations include subsidiaries that act as broker/dealers and investment advisers registered with the Commission. The issuance of the Agreement by the Affiliate to the Fund may be, therefore, subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. The Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of the Fund's investment adviser.

On behalf of the Fund and the Affiliate, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action against the Fund or the Affiliate under Section 17(a)(1), Section 17(d) or Section 12(d)(3) of the 1940 Act, or rules thereunder, if the Affiliate and the Fund enter into the Agreement as described above.

If you have any questions or other communications concerning this matter, please call the undersigned at 215.963.5598.

Very truly yours,

Sean Graber

cc: Timothy D. Barto, Esq.

END